UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)

CNH Global N.V.
(formerly New Holland N.V.)
(Name of Issuer)

Common Stock, par value €2.25
(Title of Class of Securities)

N20935 20 6
(CUSIP Number)

Scott D. Miller
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
United States
Telephone: +1-212-558-4000
Facsimile: +1-212-558-3588
Email: millersc@sullcrom.com
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

May 30, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1	Name of Reporting Persons Fiat Industrial S.p.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) o
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) - o
6	Citizenship or Place of Organization The Republic of Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 211,866,037
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 211,866,037
11	Aggregate Amount Beneficially Owned by Each Reporting Person 211,866,037
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
13	Percent of Class Represented by Amount in Row (11) 88.2%
14	Type of Reporting Person (See Instructions) HC, CO

1	Name of Reporting Persons Fiat Netherlands Holding N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) o (b) o
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) - ☒
6	Citizenship or Place of Organization The Kingdom of The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 211,866,037
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 211,866,037
11	Aggregate Amount Beneficially Owned by Each Reporting Person 211,866,037
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
13	Percent of Class Represented by Amount in Row (11) 88.2%
14	Type of Reporting Person (See Instructions) CO

1	Name of Reporting Persons Fiat S.p.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) o (b) o
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) - ☒
6	Citizenship or Place of Organization The Republic of Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person (See Instructions) CO

This Statement on Schedule 13D, filed by Fiat Industrial S.p.A., a corporation organized under the laws of the Republic of Italy (“Fiat Industrial”), Fiat S.p.A., a corporation organized under the laws of the Republic of Italy (“Fiat”) and Fiat Netherlands Holding N.V. (formerly known as Iveco N.V., as corporate successor to Fiat Netherlands Holding N.V. (formerly known as New Holland Holdings N.V.)), a corporation organized under the laws of the Kingdom of The Netherlands (“Dutch Holdings”), with the Securities and Exchange Commission (the “Commission”), constitutes (i) Amendment No. 6 amending and restating the Statement on Schedule 13D filed by Fiat and Dutch Holdings with the Commission on March 25, 1999, as subsequently amended (the “Original Schedule 13D”) and (ii) the initial Statement on Schedule 13D by Fiat Industrial relating to the shares of the Issuer referred to herein.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Original Schedule 13D.

ITEM 1. Security and Issuer.

This Schedule 13D relates to the ordinary shares, par value €2.25 per share (the “CNH Shares”), of CNH Global N.V. (formerly known as New Holland N.V.), a corporation organized under the laws of the Kingdom of The Netherlands (“CNH” or the “Issuer”).  The address of the Issuer’s principal executive offices is World Trade Center Amsterdam Airport, Schiphol Boulevard 217, 1118 BH Schiphol Airport, Amsterdam, The Netherlands.

ITEM 2. Identity and Background.

(a)-(c) This Schedule 13D is filed by Fiat Industrial, a corporation organized under the laws of the Republic of Italy, Dutch Holdings, a corporation organized under the laws of the Kingdom of The Netherlands, and Fiat, a corporation organized under the laws of the Republic of Italy.

The principal office and business address of Fiat Industrial is Via Nizza 250, Turin, 10126, Italy.  Fiat Industrial is a holding company whose subsidiaries are principally engaged in the design, production and sale of trucks, commercial vehicles, buses, special vehicles, tractors, agricultural and construction equipment, and engines and transmissions for those vehicles and engines for marine applications.

The principal business address of Dutch Holdings is Schiphol Boulevard 217, 1118 BH Schiphol Airport, Amsterdam, The Netherlands.  Dutch Holdings is a wholly owned subsidiary of Fiat Industrial.  Dutch Holdings is the direct beneficial owner of 211,866,037 CNH Shares.  Fiat Industrial may be deemed to indirectly beneficially own the CNH Shares held by Dutch Holdings.  Dutch Holdings is principally engaged in the holding of CNH Shares of the Issuer and of other companies.  The principal office and business address of Fiat is Via Nizza 250, Turin, 10126, Italy.  Fiat and its consolidated subsidiaries (the “Fiat Group”) are principally engaged in automotive, manufacturing, financial service and commercial activities, in particular the design, production, distribution and sale of motor vehicles and related parts and accessories.  The Fiat Group also manufactures other products and systems, principally automotive-related components, metallurgical products and production systems.  In addition, the Fiat Group is involved in certain other activities, including publishing, communications and service operations.

The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of each of Fiat Industrial, Dutch Holdings and Fiat, each person controlling each of Fiat Industrial, Dutch Holdings and Fiat and each executive officer and director of any corporation or other person in control of each of Fiat Industrial, Dutch Holdings and Fiat is set forth in Schedule A and incorporated herein by reference.

(d)-(e) During the last five years, neither Fiat Industrial, Dutch Holdings, Fiat nor, to the best knowledge of Fiat Industrial, Dutch Holdings or Fiat, any of the persons listed in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Not applicable.

ITEM 3. Source and Amount of Funds or Other Consideration.

Dutch Holdings acquired 3,911,400 shares of the Issuer’s common shares of par value €0.45 (the “Shares”) for US$38,640,583 between September 30, 1998 and March 19, 1999.  All of the funds used by Dutch Holdings to acquire the 3,911,400 Shares came from the proceeds from the sale of Shares in the Issuer’s initial public offering in 1996 and dividends received on the Shares.

On November 11, 1999, Dutch Holdings and the Issuer entered into a Subscription Agreement (the “Subscription Agreement”), pursuant to which Dutch Holdings contributed US$1.4 billion of available cash to the Issuer in the form of an “advance to capital”.  Dutch Holdings obtained such funds from various indirect wholly owned subsidiaries of Fiat who in turn obtained such funds from Fiat.  Fiat provided such funds from its normal sources of financing for general corporate purposes.  On June 30, 2000, Dutch Holdings’ “advance to capital” was converted into 127,918,782 Shares.  A copy of the Subscription Agreement is filed as an exhibit hereto and incorporated herein by reference.

On June 11, 2002, Fiat, Sicind S.p.A., a corporation organized under the laws of the Republic of Italy and a wholly owned subsidiary of Fiat (“Sicind”) and the Issuer entered into an Issue and Subscription Agreement (the “Issue and Subscription Agreement”), whereby, effective as of June 14, 2002, the Issuer issued 325 million Shares to Fiat and Sicind in exchange for the contribution by Fiat and Sicind of US$1.3 billion to the Issuer in the form of receivables owed by the Issuer to Fiat and Sicind.  On June 14, 2002, Fiat and Sicind contributed the 325 million Shares to Dutch Holdings, a wholly owned subsidiary of Fiat, pursuant to a Deed of Issue, Subscription and Contribution among Fiat, Sicind, Dutch Holdings and the Issuer, dated as of June 14, 2002 (the “Deed of Issue, Subscription and Contribution”).  Copies of the Issue and Subscription Agreement and the Deed of Issue, Subscription and Contribution are filed as exhibits hereto and incorporated herein by reference.

On April 3, 2003 and April 4, 2003, Fiat, Sicind, and the Issuer entered into two Issue and Subscription Agreements (collectively, the “Series A Subscription Agreement”) whereby, on April 7, 2003 the Issuer issued an aggregate of 4.8 million shares of the Issuer’s Series A preference shares of par value €2.25 (the “Series A Preference Shares”) and on April 8, 2003 the Issuer issued an aggregate of 3.2 million Series A Preference Shares to Fiat and Sicind in exchange for the contribution by Fiat and Sicind of an aggregate of US$2 billion to the Issuer in the form of receivables owed by the Issuer to Fiat and Sicind.  Pursuant to the terms of the Series A Subscription Agreement, the 8 million Series A Preference Shares issued to Fiat and Sicind are convertible into 100 million Shares (on a post-reverse stock split basis) as set forth in the Series A Subscription Agreement and described in Item 6 below.  On April 7 and 8, 2003, Fiat and Sicind contributed an aggregate of 8 million Series A Preference Shares to Dutch Holdings pursuant to two Deeds of Issue, Subscription and Contribution among Fiat, Sicind, Dutch Holdings and the Issuer, dated as of April 7 and 8, 2003 (the “Deeds of Contribution”).  Copies of the Series A Subscription Agreement and the Deeds of Contribution are filed as exhibits hereto and incorporated herein by reference.

Pursuant to a Deed of Demerger entered into between Fiat Industrial and Fiat on December 16, 2010 (the “Deed of Demerger”), and effective as of January 1, 2011, Fiat transferred a portion of its assets and liabilities to its then wholly owned subsidiary Fiat Industrial in the form of a scissione parziale proporzionale under Italian law (the “Demerger”).  The assets transferred included, among other things, Fiat’s 100% ownership interest in Dutch Holdings, which held the CNH Shares that it currently holds as reported herein.  In connection with the Demerger, shareholders of Fiat as of December 31, 2010 received without consideration, for each share they held of a certain class of Fiat shares, a share in the same class of Fiat Industrial shares.  As a result of the Demerger, the share capital and reserves of Fiat were reduced by an amount equivalent to the net value of the assets and liabilities transferred.  The foregoing description of the Demerger is qualified in its entirety by reference to the English summary of the Deed of Demerger, which is filed as an exhibit hereto and is incorporated herein by reference.

In a letter dated May 30, 2012 (the “Proposal Letter”), Fiat Industrial invited the board of directors of CNH to consider a proposal pursuant to which the two companies would combine into a new holding company organized under the laws of the Kingdom of The Netherlands, or adopt a similar structure (“Newco”) based on exchange ratios established at market and determined using the undisturbed market prices of the shares of each of FI and CNH for a short period prior to the announcement of the transaction (identified as the period in March/April 2012 when the matter was first raised publicly).  Fiat Industrial’s intention is that neither set of shareholders would receive a premium, other than over time through the removal of the existing constraints on valuation. The Proposal Letter is filed as an exhibit hereto and is incorporated herein by reference.

ITEM 4. Purpose of Transaction.

The responses set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 4.

Dutch Holdings held 100% of the Shares outstanding prior to its sale of 46.5 million Shares in the Issuer’s initial public offering in 1996.  After that offering, Dutch Holdings owned 102.5 million Shares or 68.8% of the total Shares outstanding.

On May 15, 1999, Fiat, the Issuer, Case Corporation, a Delaware corporation (“Case”), and Fiat Acquisition Corporation, a Delaware corporation (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”).  A copy of the Merger Agreement is filed as an exhibit hereto and is incorporated herein by reference.  Upon satisfaction of the terms and conditions set forth in the Merger, Merger Sub was merged with and into Case (the “Merger”), and, upon consummation of the Merger, Case became a wholly owned subsidiary of the Issuer.

To provide the Issuer with a portion of the financing required to consummate the Merger, Fiat acquired additional Shares of the Issuer.

On June 14, 2002, the Issuer completed a public offering of 50 million Shares, the net proceeds of which the Issuer intended (based on its prospectus dated June 11, 2002) to use to repay a portion of its outstanding short-term indebtedness.  On June 11, 2002, Fiat, Sicind and the Issuer entered into the Issue and Subscription Agreement, whereby, effective as of June 14, 2002, the Issuer issued 325 million Shares to Fiat and Sicind in exchange for the contribution by Fiat and Sicind of US$1.3 billion to the Issuer in the form of receivables owed by the Issuer to Fiat and Sicind.  On June 14, 2002, Fiat and Sicind contributed the 325 million Shares to Dutch Holdings, then a wholly owned subsidiary of Fiat, pursuant to the Deed of Issue, Subscription and Contribution.  The purpose of the Issue and Subscription Agreement was to enable the Issuer to retire US$1.3 billion of short-term and long-term indebtedness owed by the Issuer to Fiat and Sicind.

The purpose of the Series A Subscription Agreement was to enable the Issuer to retire US$2 billion of short-term and long-term indebtedness owed by the Issuer to Fiat and Sicind.

Dutch Holdings is the direct beneficial owner of 211,866,037 CNH Shares.  Upon effectiveness of the Demerger, Fiat transferred, among other things, its 100% interest in Dutch Holdings to Fiat Industrial and the shares of Fiat Industrial were distributed pro rata and without consideration to Fiat shareholders.  The Demerger was intended primarily to separate the agricultural and construction equipment, and truck and commercial vehicles activities, as well as certain other industrial and marine activities, from the automobile and automobile-related components and production systems activities of Fiat.  The transaction was motivated by Fiat’s belief that the demerged businesses, of which the Issuer forms part, have characteristics that are fundamentally different from those of the automobiles activities in terms of competitive environment, product requirements, level of research and development expenditure required and the profile of potential investors.

Fiat Industrial intends to review from time to time the Issuer’s business affairs and financial position.  In addition, Fiat Industrial intends to evaluate potential alternatives designed to simplify the shareholding structure of the Fiat Industrial group currently comprising separately listed classes of shares for each of the Issuer and Fiat Industrial.  Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Fiat Industrial may consider from time to time various courses of action. Such actions may also include changes in the board of directors or management of the Issuer, changes in the capitalization or dividend policy of the Issuer or changes in the articles of association of the Issuer.

In April 2012, Fiat Industrial’s Chairman stated that he believed that the issue of the simplification of the share structure between Fiat Industrial and CNH should be addressed and resolved in short order and that Fiat Industrial has been approached by a number of investment banks with alternatives for a process of simplification of the share structure between Fiat Industrial and CNH.

After evaluating proposals and identifying a preferred solution, on May 30, 2012 Fiat Industrial delivered to CNH the Proposal Letter inviting the board of directors of CNH to consider Fiat Industrial’s proposal pursuant to which the two companies would combine into Newco, or adopt a similar structure based on exchange ratios established at market and determined using the undisturbed market prices of the shares of each of FI and CNH for a short period prior to the announcement of the transaction (identified as the period in March/April 2012 when the matter was first raised publicly).  Fiat Industrial’s intention is that neither set of shareholders would receive a premium, other than over time through the removal of the existing constraints on valuation.    In order to foster the development and continued involvement of a core base of long-term shareholders, Newco would adopt a high-low loyalty voting structure.  Under the loyalty voting structure, shareholders that participate at the shareholders’ meetings of Fiat Industrial and CNH to consider the mergers and continue to hold their shares until closing of the mergers, regardless of how they vote, could elect to have the shares they receive be entitled to two votes per share until those shares are transferred.  After the merger, shareholders with single-vote shares of Newco would be entitled to “earn” a double vote by holding the shares for at least three years.   Under the proposal, at the closing of the transaction, the shares of Newco would be listed on the NYSE with a secondary European listing.  The Proposal Letter is filed as an exhibit hereto and is incorporated herein by reference.  Fiat Industrial’s press release relating to the proposal it has made to CNH is also filed as an exhibit hereto and is incorporated herein by reference.

The proposed transaction would require approvals of the boards of directors and the shareholders of each company.  The CNH minority shareholders would not have a separate vote on the transaction, and Fiat Industrial intends to vote all of its shareholdings in CNH in favour of the proposed transaction.

Except as set forth in this Item 4, neither Fiat Industrial nor Dutch Holdings has any present plans or proposals that relate or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a) As of May 30, 2012 Dutch Holdings directly beneficially owned an aggregate of 211,866,037 CNH Shares and Fiat Industrial indirectly beneficially owned an aggregate of 211,866,037 CNH Shares.  As of April 30, 2012, based on information available to Fiat Industrial, there were 239,716,408 CNH Shares issued and outstanding.  Based on that information, the CNH Shares beneficially owned by Fiat Industrial represent approximately 88.2% of the outstanding shares of the Issuer.

As of May 30, 2012, as a result of the Demerger, Fiat beneficially owned no CNH Shares.

Except as described herein, neither Fiat Industrial, Dutch Holdings, Fiat nor, to the best knowledge of Fiat Industrial or Dutch Holdings or Fiat, any of the persons listed in Schedule A, beneficially own any CNH Shares.

(b) Dutch Holdings and Fiat Industrial share voting and dispositive power over all of the 211,866,037 CNH Shares so owned.

(c) Except as described herein, neither Fiat Industrial, Dutch Holdings, Fiat nor, to the best knowledge of Fiat or Dutch Holdings or Fiat Industrial, any of the persons listed in Schedule A, has effected any transaction in the CNH Shares in the past sixty days.

(d) No other person is known by Fiat Industrial, Dutch Holdings or Fiat to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the CNH Shares beneficially owned by Dutch Holdings or Fiat Industrial.

(e) As a result of the Demerger, as of January 1, 2011, Fiat ceased to be the beneficial owner of more than five percent of the CNH Shares.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 11, 2002, Fiat, Sicind and the Issuer entered into the Issue and Subscription Agreement, whereby, effective as of June 14, 2002, the Issuer issued 325 million Shares to Fiat and Sicind in exchange for the contribution by Fiat and Sicind of US$1.3 billion to the Issuer in the form of receivables owed by the Issuer to Fiat and Sicind.  On June 14, 2002, Fiat and Sicind contributed the 325 million Shares to Dutch Holdings, a wholly owned subsidiary of Fiat, pursuant to the Deed of Issue, Subscription and Contribution.

On April 3, 2003 and April 4, 2003, Fiat, Sicind and the Issuer entered into the Series A Subscription Agreement whereby, on April 7, 2003 the Issuer issued an aggregate of 4.8 million Series A Preference Shares and on April 8, 2003 the Issuer issued an aggregate of 3.2 million Series A Preference Shares to Fiat and Sicind in exchange for the contribution by Fiat and Sicind of an aggregate of US$2 billion to the Issuer in the form of receivables owed by the Issuer to Fiat and Sicind.  Pursuant to the terms of the Series A Subscription Agreement, Fiat and Sicind received a total of 8 million Series A Preference Shares that are convertible into 100 million Shares (on a post-reverse stock split basis).  On April 7 and 8, 2003, Fiat and Sicind contributed an aggregate of 8 million Series A Preference Shares to Dutch Holdings.  The terms of the Series A Preference Shares contemplated that such shares would automatically convert into 100 million Shares (on a post-reverse stock split basis) if the average closing price per Share over a period of 30 consecutive trading days was greater than $24.00 per share at any time through and including December 31, 2006, or $21.00 per share at any time on or after January 1, 2007.  The Series A Preference Shares converted into 100 million Shares on March 23, 2006.  In connection with this transaction, Fiat and Sicind entered into a Registration Rights Agreement with the Issuer dated April 8, 2003, whereby the Issuer granted certain registration rights to Fiat and Sicind.

On December 16, 2010, Fiat Industrial and Fiat entered into the Deed of Demerger, pursuant to which Fiat transferred a portion of its assets and liabilities to Fiat Industrial in the form of a scissione parziale proporzionale under Italian law, the Demerger.  The assets transferred included, among other things, Fiat’s 100% ownership interest in Dutch Holdings, which held the CNH Shares that it currently holds as reported herein.  In connection with the Demerger, shareholders of Fiat as of December 31, 2010 received without consideration, for each share they held of a certain class of Fiat shares, a share in the same class of Fiat Industrial shares.  As a result of the Demerger, the share capital and reserves of Fiat were reduced by an amount equivalent to the net value of the assets and liabilities transferred.

ITEM 7. Material to Be Filed as Exhibits.

1.1  Joint Filing Agreement among Fiat Industrial, Dutch Holdings and Fiat pursuant to Rule 13d-1(k)(1).

99.1 Agreement and Plan of Merger, dated as of May 15, 1999, by and among Fiat S.p.A., New Holland N.V., Case Corporation and Fiat Acquisition Corporation.*

99.2 Press Release of the Issuer, dated May 17, 1999.*

99.3 Subscription Agreement, dated as of November 11, 1999, by and between New Holland Holdings N.V. and New Holland N.V.**

99.4 Issue and Subscription Agreement among Fiat, Sicind and the Issuer, dated as of June 11, 2002.***

99.5 Deed of Issue, Subscription and Contribution among Fiat, Sicind, Dutch Holdings and the Issuer, dated as of June 14, 2002.***

99.6 Issue and Subscription Agreement among Fiat S.p.A., Sicind S.p.A. and CNH Global N.V. dated as of April 3, 2003.****

99.7 Issue and Subscription Agreement among Fiat S.p.A., Sicind S.p.A. and CNH Global N.V. dated as of April 4, 2003.****

99.8 Deeds of Issue, Subscription and Contribution among Fiat S.p.A., Sicind S.p.A., Fiat Netherlands Holding N.V. and CNH Global N.V., dated as of April 7 and 8, 2003.****

99.9 Registration Rights Agreement among Fiat S.p.A., Sicind S.p.A. and CNH Global N.V., dated as of April 8, 2003.****

99.10 English summary of the Deed of Demerger among Fiat Industrial and Fiat, dated as of December 16, 2010.

99.11 Proposal Letter from Fiat Industrial to CNH, dated as of May 30, 2012.

99.12 Press Release of Fiat Industrial, dated May 30, 2012.

_____________________________________

*	Filed previously as exhibit to Amendment No. 1 to the Schedule 13D, dated as of May 18, 1999.
**	Filed previously as exhibit to Amendment No. 2 to the Schedule 13D, dated as of May 8, 2000.
***	Filed previously as exhibit to Amendment No. 3 to the Schedule 13D, dated as of June 14, 2002.
****	Filed previously as exhibit to Amendment No. 4 to the Schedule 13D, dated as of April 8, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 30, 2012

FIAT INDUSTRIAL S.P.A.

By:	/s/ Roberto Russo
	Name:	Roberto Russo
	Title:	General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 30, 2012

FIAT NETHERLANDS HOLDING N.V.

By:	/s/ Hendrikus Cornelis Van Leuven
	Name:	Hendrikus Cornelis Van Leuven
	Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 30, 2012

FIAT S.P.A.

By:	/s/ Giorgio Fossati
	Name:	Giorgio Fossati
	Title:	General Counsel

SCHEDULE A

Fiat Industrial S.p.A.

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer and director of Fiat Industrial S.p.A.  Unless otherwise indicated, the citizenship of each person listed below is Italian, and the business address of each person listed below is c/o Fiat Industrial S.p.A., Via Nizza 250, Turin, 10126, Italy.

NAME, POSITION WITH FIAT INDUSTRIAL S.P.A. AND CITIZENSHIP	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS
Sergio Marchionne Chairman Dual Canadian and Italian citizenship	Chairman of Fiat Industrial S.p.A., Chief Executive Officer of Fiat S.p.A. and Chairman and CEO of Chrysler Group LLC
Alberto Bombassei Independent Director	Chairman of Brembo S.p.A.
Gianni Coda Director	Chief Operating Officer Europe, Africa and Middle East of Fiat S.p.A.
John Elkann Director	Chairman of Fiat S.p.A.
Patrizia Grieco Director	Chairman and Chief Executive Officer of Olivetti S.p.A.
Robert Liberatore Independent Director	Senior Adviser of the Boston Consulting Group
Libero Milone Independent Director	Chairman of the Compliance Program Supervisory Body of Wind Telecom S.p.A.

Giovanni Perissinotto Independent Director	Group Chief Executive Officer of Assicurazioni Generali S.p.A.
Guido Tabellini Independent Director	Rector of Università Bocconi of Milan, Italy
Jacqueline A. Tammenoms Bakker Director Dutch citizenship	Trustee of Van Leer Group Foundation, NL
John Zhao Independent Director	Executive Vice President of Legend Holdings
Richard Tobin Executive Officer	President and Chief Executive Officer, CNH (Fiat Industrial S.p.A.)
Alfredo Altavilla Executive Officer	President and Chief Executive Officer, Iveco (Fiat Industrial S.p.A.) and Head of Business Development of the Fiat Group

NAME, POSITION WITH FIAT INDUSTRIAL S.P.A. AND CITIZENSHIP	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS
Giovanni Bartoli Executive Officer	President and Chief Executive Officer, FPT Industrial (Fiat Industrial S.p.A.)
Monica Ciceri Executive Officer	Group Controller of Fiat Industrial S.p.A.
Camillo Rossotto Executive Officer	Treasurer and Head of Financial Services of Fiat Industrial S.p.A.
Linda Knoll Executive Officer	Chief Human Resources Officer of Fiat Industrial S.p.A. and of Fiat S.p.A.
Roberto Russo Executive Officer	General Counsel of Fiat Industrial S.p.A.
Alessandro Nasi Executive Officer	Head of Business Development of Fiat Industrial S.p.A.

Fiat Netherlands Holding N.V.

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer and director of Fiat Netherlands Holding N.V.

NAME, POSITION WITH FIAT NETHERLANDS HOLDING N.V. AND CITIZENSHIP	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS
Alfredo Altavilla Chairman Italian citizenship	President and Chief Executive Officer, Iveco, of Fiat Industrial S.p.A. and Head of Business Development of the Fiat Group, Via Nizza 250, Turin, 10126, Italy.
Jaap Buit Director Dutch citizenship	Consultant to Iveco S.p.A., Turin, 10126, Italy.
Richard Tobin Director U.S. citizenship	President and Chief Executive Officer of CNH Global N.V., Schiphol Boulevard 217 1118 BH Schiphol Airport, Amsterdam, The Netherlands.
Henk Van Leuven Director Dutch citizenship	Network Director of Trucks and Bus, Iveco S.p.A., Via Nizza 250, Turin, 10126, Italy.

Fiat S.p.A.

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer and director of Fiat S.p.A.  Unless otherwise indicated, the citizenship of each person listed below is Italian, and the business address of each person listed below is c/o Fiat S.p.A., Via Nizza 250, Turin, 10126, Italy.

NAME, POSITION WITH FIAT S.P.A. AND CITIZENSHIP	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS
John Elkann Chairman	Chairman of Fiat S.p.A.
Sergio Marchionne Chief Executive Officer Dual Canadian and Italian citizenship	Chairman of Fiat Industrial S.p.A., Chief Executive Officer of Fiat S.p.A. and Chairman and CEO of Chrysler Group LLC
Andrea Agnelli Director	General Partner of Giovanni Agnelli e C. S.a.p.az.
Joyce Victoria Bigio Independent Director Dual Italian-U.S. citizenship	Managing Partner of International Accounting Solutions
Tiberto Brandolini d’Adda Director Swiss citizenship	General Partner of Giovanni Agnelli & C. S.a.p.A.
René Carron Independent Director French citizenship	Director of GDF Suez S.A.
Luca Cordero di Montezemolo Director	Chairman of Ferrari S.p.A.
Gian Maria Gros-Pietro Independent Director	Independent member of the boards of directors of several public companies, including Caltagirone, Credito Valtellinese, Edison and Italy 1 Investment SPAC
Patience Wheatcroft Independent Director British citizenship	Member of the House of Lords
Richard Palmer Executive Officer U.K citizenship	Chief Financial Officer of Fiat S.p.A.
Gianni Coda Executive Officer	Chief Operating Officer Europe, Africa and Middle East of the Fiat Group
Cledorvino Belini Executive Officer	Chief Operating Officer Latin America of the Fiat Group
Michael Manley Executive Officer U.S. citizenship	Chief Operating Officer APAC and Head of Jeep brand (Fiat Group)

NAME, POSITION WITH FIAT S.P.A. AND CITIZENSHIP	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS
Eugenio Razelli Executive Officer	Chief Operating Officer Components of the Fiat Group
Riccardo Tarantini Executive Officer	Chief Operating Officer Systems and Castings of the Fiat Group
Harald Wester Executive Officer German citizenship	Chief Technical Officer and Head of Alfa Romeo, Abarth and Maserati (Fiat Group)
Stefan Ketter Executive Officer	Chief Manufacturing Officer of the Fiat Group
Alfredo Altavilla Executive Officer	President and Chief Executive Officer, Iveco, of Fiat Industrial S.p.A. and Head of Business Development of the Fiat Group
Alessandro Baldi Executive Officer Swiss citizenship	Head of Fiat Services & Holdings of the Fiat Group
Lorenzo Sistino Executive Officer	Head of Commercial Vehicles of the Fiat Group
Olivier François Executive Officer French citizenship	Head of Fiat Brand – Chief Marketing Officer of the Fiat Group
Reid Bigland Executive Officer Dual U.S. and Canadian citizenship	Head of Dodge Brand of the Fiat Group
Saad Chehab Executive Officer Lebanese citizenship	Head of Lancia and Chrysler Brands of the Fiat Group
Pietro Gorlier Executive Officer	Head of Parts & Service of the Fiat Group
Lorenzo Ramaciotti Executive Officer	Head of Design of the Fiat Group
Vilmar Fistarol Executive Officer	Head of Group Purchasing of the Fiat Group
Doug Betts Executive Officer U.S. citizenship	Head of Quality of the Fiat Group
Bob Lee Executive Officer U.S. citizenship	Head of Powertrain coordination of the Fiat Group
Mark Chernoby Executive Officer U.S. citizenship	Head of Product Portfolio Management of the Fiat Group